UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2007

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:
                                            Sequential
Exhibit                                                                           Description                                                Page Number

1.	Press release on DigitalBridge Communications Launches Portable High-speed Internet Service in Rexburg, Idaho using Alvarion’s 802.16e WiMAX Platform solution dated June 11th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    ALVARION LTD.

Date: June 11th, 2007                                                 By:  /s/ Tali Mirsky
Name:     Tali Mirsky
Title:	VP, General Counsel and Corporate Secretary

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                                Esther Loewy, Investor Relations
+972-3-645-6252                                                                   +650-314-2653
+760-517-3187                                                                      +972-3-767-4476
Efrat.makov@alvarion.com                                                esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

DigitalBridge Communications Launches Portable High-speed Internet
Service in Rexburg, Idaho using Alvarion’s 802.16e WiMAX Platform

 Both Companies Participating at WCA with Joint Session, June 13, 10:50 (Palladian)

Ashburn, VA, June 11, 2007, Washington, DC - DigitalBridge Communications (DBC) and Alvarion Inc. (NASDAQ: ALVR) today announced that DBC has launched a WiMAX network using 2.5 GHz licensed spectrum in Rexburg, Idaho, based on Alvarion’s  BreezeMAXTM 802.16e platform.  As one of the first commercial WiMAX network in the country, service is expected to initially reach more than 7,000 homes and businesses in Rexburg and the surrounding areas, with plans to extend service coverage in Southeast Idaho and Montana in the coming months.  Residential service plans deliver speeds up to 3 Mbps and subscribers are able to connect anywhere in the DigitalBridge service area by taking their modem with them, breaking the traditional confines of typical high-speed Internet service.

Selling under the brand name BridgeMAXX, the service is sold online, over the phone, and at select local retail locations.  The service features plug-and-surf technology, using Alvarion’s award-winning BreezeMAX Si (self-install) WiMAX customer premises equipment (CPE), which allows customers to set up and begin using their high speed connection in a matter of minutes.  DBC has partnered with Alvarion as its preferred WiMAX equipment provider, implementing the mature BreezeMAX platform, the world’s most widely-deployed WiMAX solution. Alvarion’s solution is based on its OPENTM WiMAX strategy, aimed at creating an operator-centric network solution for WiMAX, enabling a mix and match of best in class network elements and service capabilities optimized for each operator.

“We are excited to put Rexburg at the forefront of WiMAX deployment in the United States,” said Kelley Dunne, CEO of DBC.  “With the immediate availability of Alvarion’s 802.16e-based solution in 2.5 GHz, we are able to offer high speed Internet service where it has not been available before, or as an alternative to DSL or cable.  We have developed a highly-scalable network deployment and back-office platform that enables us to take advantage of WiMAX economics to bring broadband to communities nationwide.”

“DigitalBridge’s commitment to growth is evident in their ability to build a network operations center and billing, customer care and ordering system in less than six months after receiving initial funding,” said Greg Daily, President of Alvarion Inc. “We are happy to offer DBC a scalable, flexible WiMAX solution based on the latest version of the 802.16 standard to enable them to provide true broadband connectivity to many people who have had limited options for high-speed Internet service.”

About DigitalBridge Communications
DigitalBridge Communications Corp. (“DBC”) is a telecommunications service provider focused on using new technology, including WiMAX, to deliver broadband services to underserved communities nationwide.  The company was founded in late 2005 and currently has about 20,000 video and data subscribers in Montana and Idaho through its acquisition of Teton Wireless and Montana Wireless. Founded by Kelley Dunne, Bill Wallace, and Joe Kochan in late 2005, DBC is focused on delivering broadband service to underserved communities nationally using new WiMAX technology.  For more information about DBC, please visit www.digitalbridgecommunications.com.

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.  Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.  As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, Kika.Stayerman@alvarion.com or +972.3.767.4159.

Contacts:

DBC – Stephanie Soscia at stephanie.soscia@dbcmail.com or (703) 723-7091.

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